

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 4, 2009

By U.S. Mail and facsimile (757) 728-1891

Robert F. Shuford
President and Chief Executive Officer
Old Point Financial Corporation
1 West Mellen Street
Hampton, Virginia 23663

> **Re: Old Point Financial Corporation**
> **Form 10-K for December 31, 2008**
> **Definitive Proxy Statement filed March 18, 2009**
> **File Number 000-12896**

Dear Mr. Shuford:

We have completed our review of your Annual Report on Form 10-K and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney